AB 3/24

[redacted]

11020418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
MAR 01 2011
Washington DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65620

XKH 3/22

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard, Suite 4400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb (305) 960-1902
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

KW 3/25

OATH OR AFFIRMATION

I, Jorge Kalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas One Financial Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARC MENDEZ
Notary Public - State of Florida
My Comm. Expires May 16, 2014
Commission # DD 975768

(Notary Public)

(Signature)

Managing Partner
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

ATLAS ONE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Atlas One Financial Group, LLC

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 24, 2011

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

ATLAS ONE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 4)	$	715,163
DEPOSIT AT BROKER (NOTE 4)		100,000
EMPLOYEE ADVANCES		359,269
OTHER ASSETS		67,578
	$	1,242,010
LIABILITIES AND MEMBER'S EQUITY		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (NOTE 6)	$	530,429
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBER'S EQUITY (NOTE 2)		711,581
	$	1,242,010

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the Financial Industry Regulatory Authority (FINRA), to operate as a registered broker-dealer. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recognized on an accrual basis.

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal income tax purposes. The Company's Member is responsible for the payment of income taxes. The Company is charged for its allocable portion of income taxes by the Member which is computed on a separate return basis. As of December 31, 2010, the Company has net operating loss carryforwards for income tax purposes of approximately $4,010,000 available for application against future related party income tax charges. Net operating loss carryforwards expire in 2030.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records deferred taxes based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2007.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Member. The Company's liquidity position during the year ending December 31, 2011 is significantly dependent upon the availability of continued funding from its Member in the absence of achieving profitable operations. The Member has committed to funding the Company's operations through March 2012 and thereafter, as needed.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company's "Net Capital" was $281,016 which exceeded requirements by $181,016. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.85 to 1 at December 31, 2010.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The Company's primary clearing and depository operations are provided by an entity whose principal office is in Jersey City, New Jersey. At December 31, 2010, approximately $512,000 of cash and cash equivalents and the deposit at broker as reflected in the accompanying statement of financial condition, is due from and held by one of this broker.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a lease agreement in October 2008 for an office facility under a non-cancelable operating lease, expiring October 2013. Monthly payments, including sales tax, are $46,947. The operating lease also requires the Company to pay for common area and maintenance charges.

In May 2009, the Company leased office facilities under a non-cancelable operating lease, expiring May 2011. Monthly payments, including sales tax, are $19,526. The operating lease also requires the Company to pay for real estate taxes and common area and maintenance charges.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2010 are as follows:

2011	$ 664,000
2012	563,000
2013	423,000
	$ 1,650,000

Settlements and Awards

During 2010, the Company resolved various matters with former clients that alleged that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. All of the claims that have gone to arbitration were denied in their entirety and dismissed with prejudice. In other matters, the Company entered into settlement and release agreements. The Company maintained insurance covering certain of these matters.

Litigation Matters

The Company has been named in various legal proceedings arising in the ordinary course of business. These matters, filed by former private banking clients, allege that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. The claimants are seeking alleged damages, plus interest, costs and punitive damages. The Company intends to vigorously contest these claims. The Company maintains insurance covering certain of these matters and has notified its insurance carriers. In the opinion of management, based on a review with legal counsel, the ultimate outcome, as well as the extent of the Company's liability, if any, cannot be determined. Unfavorable outcomes of one or more claims may have a material adverse effect upon the Company's financial position and results of operations.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com